SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                            Amendment No. 6

                    Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                        Special Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433860
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          September 1, 2005
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433860                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    8,167,815 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    5,565,300 shares (Shared)
                                        2,435,137 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :   10,593,952 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    5,565,300 shares (Shared)
                                            9,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,168,252 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES  [X] See Item 5(a)
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      28.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.


CUSIP No. 879433860                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	5,565,300 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	5,565,300 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,565,300 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.





CUSIP No. 879433860                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.




Item 5.  Interest in Securities of the Issuer

Item 5 shall be amended and restated as follows:

	   (a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 16,168,252 shares of the Special Common Stock of the Issuer, constituting approximately 28.0% of the 57,648,379 shares outstanding.

                         Common             % of outstanding
                         Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    8,167,815            14.2%
Shared:                  5,565,300*            9.6%
None:                    2,435,137             4.2%

Total                   16,168,252            28.0%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares. Further does not include 343,000 shares held by a private account client which terminated its investment advisory relationship in the time between Southeastern's original filing and this amendment.

Dispositive Authority

Sole:                   10,593,952            18.4%
Shared:                  5,565,300*            9.6%
None:                        9,000             0.0%

Total                   16,168,252            28.0%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust. Does not include 84,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares. Further does not include 343,000 shares held by a private account client which terminated its investment advisory relationship in the time between Southeastern's original filing and this amendment.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Transactions in the Securities during the last sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 2005


                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel


                              LONGLEAF PARTNERS FUND

                              By /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager


                              O. MASON HAWKINS
                              (Individually)

                              /s/ O. Mason Hawkins
                              _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 1 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 1 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of September 13, 2005.

                              Southeastern Asset Management, Inc.

                              By:  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund

                              By: /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________






SCHEDULE II

Transaction Type	Date        # of Shares*      Price per Share**

Purchase		06/30/05     132,000           $38.24
Purchase		07/01/05      58,600           $38.33
Purchase		07/05/05      90,000           $38.37
Purchase		07/06/05      20,900           $37.42
Purchase		07/07/05     180,600           $37.41
Purchase		07/08/05      35,600           $37.93
Purchase		07/11/05     144,000           $38.14
Purchase		07/12/05     387,900           $38.52
Purchase		07/13/05     260,600           $38.71
Purchase		07/14/05     272,500           $38.62
Purchase		07/15/05     472,000           $38.31
Purchase		07/18/05     137,600           $39.02
Purchase		07/19/05      63,000           $39.20
Purchase		07/20/05     103,000           $39.14
Purchase		07/21/05       6,300           $38.81
Purchase		07/22/05      79,800           $38.38
Purchase		07/25/05     205,000           $38.31
Purchase		07/26/05     481,300           $38.56
Purchase                07/27/05     125,000           $38.22
Purchase                07/29/05       3,500           $37.98
Purchase                08/01/05      46,700           $38.26
Purchase                08/02/05      28,900           $38.26
Purchase                08/03/05      25,100           $38.19
Purchase                08/04/05      17,700           $38.20
Purchase                08/05/04      16,600           $38.18
Purchase                08/08/05      41,200           $39.03
Purchase                08/09/05     305,500           $39.20
Purchase		08/10/05      87,400           $39.23
Purchase		08/11/05       3,500           $39.02
Purchase                08/12/05     187,800           $40.01
Purchase                08/15/05      20,200           $40.48
Purchase                08/16/05      63,900           $40.68
Purchase                08/17/05      12,900           $40.57
Purchase                08/22/05       8,100           $39.70
Purchase                08/23/05      25,000           $39.42
Purchase                08/24/05      14,000           $39.44
Purchase                08/25/05      32,800           $38.92
Purchase                08/26/05      25,300           $38.78
Purchase                08/29/05      10,700           $39.09
Purchase                08/30/05      18,200           $39.03
Purchase                08/31/05      63,600           $39.01
Purchase                09/01/05      47,800           $39.01

Sale                    08/02/05       6,300           $38.10
Sale                    08/03/05      26,163           $38.09

Purchases by Southeastern's private account clients, unless otherwise indicated, in the ordinary course of business on the American Stock Exchange or through Electronic Communication Networks (ECNs).


* Includes purchases by Longleaf Partners Fund as follows: 56,000 on 6/24; 29,000 on 6/27; 4,800 on 6/28; 50,300 on 6/29; 87,100 on 6/30; 23,500 on 7/1;
68,600 on 7/5; 7,000 on 7/6; 71,600 on 7/7; 16,600 on 7/8; 46,000 on 7/11;
127,200 on 7/12; 98,100 on 7/13; 98,000 on 7/14; 151,000 on 7/15; 62,500 on
7/18; 21,000 on 7/19; 43,300 on 7/20; 2,600 on 7/21; 35,300 on 7/22; 67,000 on
7/25; 156,300 on 7/26; 109,900 on 7/27; 3,500 on 7/29; 16,200 on 8/2; 25,100 on
8/3/05; 17/700 on 8/4/05; 2,900 on 8/5; 11,000 on 8/8; 103,500 on 8/9; 56,600
on 8/10; 3,500 on 8/11; 61,000 on 8/12; 15,100 on 8/15; 58,500 on 8/16; 12,900
on 8/17; 7,200 on 8/22; 11,100 on 8/23; 10,100 on 8/24; 11,000 on 8/25; 9,000
on 8/26; 10,700 on 8/29; 17,200 on 8/30; 31,300 on 8/31; 39,000 on 9/1.

** Net of commissions.




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